Exhibit 99.15

INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

(unaudited)

June 30, 2020

Q2 Financial Report	1	June 30, 2020

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (unaudited)

	As at	As at
	June 30, 2020	December 31, 2019
[in thousands of Canadian dollars]	$	$
ASSETS
Current
Cash and cash equivalents	530,297	118,360
Client and trust funds on deposit	468,670	364,964
Investments [note 8]	118,502	138,412
Accounts receivable and prepaid expenses	179,910	170,156
Income taxes receivable	—	25,841
Total current assets	1,297,379	817,733
Capital assets, net	49,784	45,954
Right-of-use assets [note 5]	46,562	44,882
Intangibles [note 2]	3,478,565	3,388,482
Other assets [note 8]	76,667	70,755
Total assets	4,948,957	4,367,806
LIABILITIES AND EQUITY
Current
Accounts payable and accrued liabilities	241,783	245,267
Current portion of provision for other liabilities [note 4]	6,214	14,643
Dividends payable [note 7]	77,004	79,845
Client and trust funds payable	480,624	368,348
Income taxes payable	39,663	—
Current portion of long-term debt [note 3]	419,755	449,509
Current portion of lease liabilities [note 5]	12,290	11,348
Total current liabilities	1,277,333	1,168,960
Long-term debt [note 3]	1,568,144	1,154,985
Provision for other liabilities [note 4]	38,739	18,493
Deferred income taxes [note 2]	456,234	464,841
Lease liabilities [note 5]	61,211	61,171
Total liabilities	3,401,661	2,868,450
Equity
Share capital [note 6(a)]	1,878,229	1,944,311
Contributed surplus	26,112	23,435
Deficit	(393,689)	(474,013)
Accumulated other comprehensive income	388	255
Total equity attributable to the shareholders of the Company	1,511,040	1,493,988
Non-controlling interests [note 2]	36,256	5,368
Total equity	1,547,296	1,499,356
Total liabilities and equity	4,948,957	4,367,806

(see accompanying notes)

On behalf of the Board of Directors:
	William T. Holland Director	Tom P. Muir Director

Q2 Financial Report	2	June 30, 2020

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME
AND COMPREHENSIVE INCOME (unaudited)

For the three-month period ended June 30

	2020	2019
[in thousands of Canadian dollars, except per share amounts]	$	$
REVENUE
Management fees	386,876	450,976
Administration fees	75,851	71,677
Redemption fees	1,748	2,857
Realized and unrealized gain on investments	5,162	597
Other income	5,806	4,752
	475,443	530,859

EXPENSES
Selling, general and administrative [note 11]	108,953	124,835
Trailer fees	121,002	140,412
Investment dealer fees	53,610	50,641
Deferred sales commissions	1,443	3,134
Amortization and depreciation [note 12]	10,039	8,328
Interest and lease finance [notes 3 and 5]	15,764	13,691
Other [note 4]	3,795	37,423
	314,606	378,464
Income before income taxes	160,837	152,395

Provision for income taxes
Current	40,200	45,235
Deferred	873	(4,354)
	41,073	40,881
Net income for the period	119,764	111,514
Net loss attributable to non-controlling interests	(399)	(338)
Net income attributable to shareholders	120,163	111,852

Other comprehensive income (loss), net of tax
Exchange differences on translation of foreign operations	95	(31)
Total other comprehensive income (loss), net of tax	95	(31)
Comprehensive income for the period	119,859	111,483
Comprehensive loss attributable to non-controlling interests	(399)	(338)
Comprehensive income attributable to shareholders	120,258	111,821
Basic earnings per share attributable to shareholders [note 6(e)]	$0.56	$0.47
Diluted earnings per share attributable to shareholders [note 6(e)]	$0.55	$0.47

(see accompanying notes)

Q2 Financial Report	3	June 30, 2020

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME
AND COMPREHENSIVE INCOME (unaudited)

For the six-month period ended June 30

	2020	2019
[in thousands of Canadian dollars, except per share amounts]	$	$
REVENUE
Management fees	809,455	893,403
Administration fees	152,052	141,142
Redemption fees	4,603	6,162
Realized and unrealized gain (loss) on investments	(7,463)	9,001
Other income	16,088	7,919
	974,735	1,057,627

EXPENSES
Selling, general and administrative [note 11]	223,947	250,895
Trailer fees	252,056	277,320
Investment dealer fees	106,064	99,176
Deferred sales commissions	4,688	7,739
Amortization and depreciation [note 12]	18,633	16,487
Interest and lease finance [notes 3 and 5]	30,376	27,406
Other [note 4]	14,779	39,056
	650,543	718,079
Income before income taxes	324,192	339,548

Provision for income taxes
Current	86,029	91,661
Deferred	(1,495)	(3,587)
	84,534	88,074
Net income for the period	239,658	251,474
Net loss attributable to non-controlling interests	(720)	(413)
Net income attributable to shareholders	240,378	251,887

Other comprehensive income (loss), net of tax
Exchange differences on translation of foreign operations	133	(29)
Total other comprehensive income (loss), net of tax	133	(29)
Comprehensive income for the period	239,791	251,445
Comprehensive loss attributable to non-controlling interests	(720)	(413)
Comprehensive income attributable to shareholders	240,511	251,858
Basic earnings per share attributable to shareholders [note 6(e)]	$1.10	$1.05
Diluted earnings per share attributable to shareholders [note 6(e)]	$1.10	$1.05

(see accompanying notes)

Q2 Financial Report	4	June 30, 2020

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN
SHAREHOLDERS’ EQUITY (unaudited)

For the six-month period ended June 30

	Share capital [note 6(a)]	Contributed surplus	Deficit	Accumulated other comprehensive income	Total shareholders’ equity	Non- controlling interests	Total equity
[in thousands of Canadian dollars]	$	$	$	$	$	$	$
Balance, January 1, 2020	1,944,311	23,435	(474,013)	255	1,493,988	5,368	1,499,356
Comprehensive income	—	—	240,378	133	240,511	(720)	239,791
Dividends declared [note 7]	—	—	(76,124)	—	(76,124)	—	(76,124)
Shares repurchased, net of tax	(67,576)	—	(80,557)	—	(148,133)	—	(148,133)
Business combination [note 2]	—	—	(3,373)	—	(3,373)	31,608	28,235
Issuance of share capital for equity-based plans, net of tax	1,494	(1,494)	—	—	—	—	—
Compensation expense for equity-based plans, net of tax	—	4,171	—	—	4,171	—	4,171
Change during the period	(66,082)	2,677	80,324	133	17,052	30,888	47,940
Balance, June 30, 2020	1,878,229	26,112	(393,689)	388	1,511,040	36,256	1,547,296

Balance, January 1, 2019	2,125,130	25,270	(730,663)	277	1,420,014	2,849	1,422,863
Comprehensive income	—	—	251,887	(29)	251,858	(413)	251,445
Dividends declared [note 7]	—	—	4,655	—	4,655	(875)	3,780
Shares repurchased, net of tax	(67,526)	—	(85,611)	—	(153,137)	—	(153,137)
Business combination [note 2]	—	—	—	—	—	4,266	4,266
Issuance of share capital for equity-based plans, net of tax	234	(234)	—	—	—	—	—
Compensation expense for equity-based plans, net of tax	—	4,771	—	—	4,771	—	4,771
Change during the period	(67,292)	4,537	170,931	(29)	108,147	2,978	111,125
Balance, June 30, 2019	2,057,838	29,807	(559,732)	248	1,528,161	5,827	1,533,988
(see accompanying notes)

Q2 Financial Report	5	June 30, 2020

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

For the three-month period ended June 30

	2020	2019
[in thousands of Canadian dollars]	$	$
OPERATING ACTIVITIES (*)
Net income for the period	119,764	111,514
Add (deduct) items not involving cash
Realized and unrealized gain on investments	(5,162)	(597)
Equity-based compensation	2,841	3,357
Amortization and depreciation	10,039	8,328
Deferred income taxes	873	(4,354)
Impairment loss on intangibles [note 4]	—	6,442
Loss on repurchase of long-term debt	194	—
Cash provided by operating activities before net change in operating assets and liabilities	128,549	124,690
Net change in operating assets and liabilities	80,145	27,721
Cash provided by operating activities	208,694	152,411

INVESTING ACTIVITIES
Purchase of investments	(4,515)	(1,968)
Proceeds on sale of investments	21,043	11,225
Additions to capital assets	(3,291)	(2,976)
Decrease (increase) in other assets	7,968	(12,740)
Additions to intangibles	(4,862)	(536)
Acquisition of subsidiaries, net of cash acquired [note 2}	(31,349)	—
Cash used in investing activities	(15,006)	(6,995)

FINANCING ACTIVITIES
Repayment of long-term debt	(35,000)	(3,500)
Issuance of long-term debt	307,597	—
Repurchase of long-term debt	(30,000)	—
Repurchase of share capital	(46,524)	(94,804)
Payment of lease liabilities	(3,192)	(2,778)
Dividends paid to shareholders [note 7]	(38,995)	(43,285)
Dividends paid to non-controlling interests	—	(875)
Cash provided by (used) in financing activities	153,886	(145,242)
Net increase in cash and cash equivalents during the period	347,574	174
Cash and cash equivalents, beginning of period	182,723	136,720
Cash and cash equivalents, end of period	530,297	136,894
(*) Included in operating activities are the following:
Interest paid	10,861	12,973
Income taxes paid	(413)	52,427
(see accompanying notes)

Q2 Financial Report	6	June 30, 2020

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

For the six-month period ended June 30

	2020	2019
[in thousands of Canadian dollars]	$	$
OPERATING ACTIVITIES (*)
Net income for the period	239,658	251,474
Add (deduct) items not involving cash
Realized and unrealized (gain) loss on investments	7,463	(9,001)
Equity-based compensation	5,614	6,413
Amortization and depreciation	18,633	16,487
Deferred income taxes	(1,495)	(3,587)
Impairment loss on intangibles [note 4]	—	6,442
Loss on repurchase of long-term debt	194	—
Cash provided by operating activities before net change in operating assets and liabilities	270,067	268,228
Net change in operating assets and liabilities	54,514	5,085
Cash provided by operating activities	324,581	273,313

INVESTING ACTIVITIES
Purchase of investments	(14,911)	(7,362)
Proceeds on sale of investments	21,069	15,072
Additions to capital assets	(9,241)	(8,284)
Increase in other assets	(7,049)	(19,681)
Additions to intangibles	(8,100)	(1,643)
Acquisition of subsidiaries, net of cash acquired [note 2]	(41,731)	(23,572)
Cash used in investing activities	(59,963)	(45,470)

FINANCING ACTIVITIES
Repayment of long-term debt	(35,000)	(287,000)
Issuance of long-term debt	447,597	308,000
Repurchase of long-term debt	(30,000)	—
Repurchase of share capital	(150,388)	(155,582)
Payment of lease liabilities	(5,924)	(5,468)
Dividends paid to shareholders [note 7]	(78,966)	(87,184)
Dividends paid to non-controlling interests	—	(875)
Cash provided by (used) in financing activities	147,319	(228,109)
Net increase (decrease) in cash and cash equivalents during the period	411,937	(266)
Cash and cash equivalents, beginning of period	118,360	137,160
Cash and cash equivalents, end of period	530,297	136,894
(*) Included in operating activities are the following:
Interest paid	28,795	26,352
Income taxes paid	20,544	92,973

(see accompanying notes)

Q2 Financial Report	7	June 30, 2020

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

June 30, 2020 and 2019 • [in thousands of dollars, except per share amounts]

CI Financial Corp. [“CI”] is a publicly listed company (TSX: CIX) incorporated under the laws of the Province of Ontario and has its registered office and principal place of business located at 2 Queen Street East, Toronto, Ontario.

CI’s primary business is the management and distribution of a broad range of financial products and services, including mutual funds, segregated funds, exchange-traded funds, financial planning, insurance, investment advice, wealth management and estate and succession planning.

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These unaudited interim condensed consolidated financial statements of CI have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting [“IAS 34”] as issued by the International Accounting Standards Board [“IASB”] and on a basis consistent with the accounting policies disclosed in the annual audited consolidated financial statements for the year ended December 31, 2019.

These unaudited interim condensed consolidated financial statements were authorized for issuance by the Board of Directors of CI on August 5, 2020.

BASIS OF PRESENTATION

The unaudited interim condensed consolidated financial statements of CI have been prepared on a historical cost basis, except for certain financial instruments that have been measured at fair value. The unaudited interim condensed consolidated financial statements have been prepared on a going concern basis. CI’s presentation currency is the Canadian dollar, which is CI’s functional currency. The notes presented in these unaudited interim condensed consolidated financial statements include, in general, only significant changes and transactions occurring since CI’s last year-end, and are not fully inclusive of all disclosures required by International Financial Reporting Standards [“IFRS”] for annual financial statements. These unaudited interim condensed consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements, including the notes thereto, for the year ended December 31, 2019.

BASIS OF CONSOLIDATION

The unaudited interim condensed consolidated financial statements include the accounts of CI and all its subsidiaries on a consolidated basis after elimination of intercompany transactions and balances. Subsidiaries are entities over which CI has control, when CI has the power, directly or indirectly, to govern the financial and operating policies of an entity, is exposed to variable returns from its activities, and is able to use its power to affect such variable returns to which it is exposed.

CI’s principal subsidiaries are as follows:

•	CI Investments Inc. [“CI Investments”], Assante Wealth Management (Canada) Ltd. [“AWM”], BBS Securities Inc. [“BBS”] and their respective subsidiaries. Effective July 1, 2019, First Asset Investment Management Inc. amalgamated with CI Investments.

Q2 Financial Report	8	June 30, 2020

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

June 30, 2020 and 2019 • [in thousands of dollars, except per share amounts]

•	CI holds a controlling interest in GSFM Pty Limited [“GSFM”] with put and call options over the remaining minority interest. CI considers the non-controlling interest in GSFM to have already been acquired and consolidates 100% of the income and comprehensive income in the unaudited interim condensed consolidated statements of income and comprehensive income. GSFM has an interest in a joint arrangement classified as a joint operation. The unaudited interim condensed consolidated financial statements include GSFM’s recognition of its share of the joint operation’s assets, liabilities, income and comprehensive income.

•	For subsidiaries where CI holds a controlling interest, a non-controlling interest is recorded in the unaudited interim condensed consolidated statements of income and comprehensive income to reflect the non-controlling interest’s share of the income and comprehensive income, and a non-controlling interest is recorded within equity in the interim condensed consolidated statements of financial position to reflect the non-controlling interest’s share of the net assets.

Hereinafter, CI and its subsidiaries are referred to as CI.

2.	BUSINESS ACQUISITION

WealthBar Financial Services Inc.

On January 23, 2019, CI acquired 75% of the outstanding shares and debt obligations of WealthBar Financial Services Inc. [“WealthBar”] and on May 14, 2020, acquired the remaining 25% of the outstanding shares, for all cash consideration. WealthBar provides a leading Canadian online wealth management and financial planning platform. The acquisition was accounted for using the acquisition method of accounting. The fair values of the assets acquired and liabilities assumed and the results of operations have been consolidated from the date of the transaction and are included in the wealth management segment.

Snap Projections Inc.

On October 16, 2019, WealthBar acquired 100% of the outstanding shares of Snap Projections Inc., a Canadian financial and retirement software provider. The acquisition was accounted for using the acquisition method of accounting. The estimated fair values of the assets acquired and liabilities assumed and the results of operations have been consolidated from the date of the transaction.

Surevest LLC

On January 24, 2020, CI acquired a majority stake in Surevest LLC, an Arizona-based registered investment advisory firm. The acquisition was accounted for using the acquisition method of accounting. The estimated fair values of the assets acquired and liabilities assumed and the results of operations have been consolidated from the date of the transaction and are included in the wealth management segment.

Q2 Financial Report	9	June 30, 2020

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

June 30, 2020 and 2019 • [in thousands of dollars, except per share amounts]

WisdomTree

On February 19, 2020, CI acquired 100% of the outstanding shares and debt obligations of CI ETF Investment Management Inc. [“CI ETF”], formerly WisdomTree Asset Management Canada, Inc., an investment fund manager of Canadian exchange-traded funds. The acquisition was accounted for using the acquisition method of accounting. The estimated fair values of the assets acquired and liabilities assumed and the results of operations have been consolidated from the date of the transaction and are included in the asset management segment.

OCM Capital Partners LLC

On May 6, 2020, CI acquired a majority stake in OCM Capital Partners LLC [“One Capital”], a California-based registered investment advisory firm. The acquisition was accounted for using the acquisition method of accounting. The estimated fair values of the assets acquired and liabilities assumed and the results of operations have been consolidated from the date of the transaction and included in the wealth management segment.

Balasa Dinverno Foltz LLC

On August 4, 2020, CI reached an agreement to acquire full ownership of Balasa Dinverno Foltz LLC, an Illinois-based registered investment advisory firm. The details of the acquisition are being finalized and is expected to close before September 30, 2020.

Aligned Capital Partners Inc.

On August 5, 2020, CI reached an agreement to acquire a majority stake in Aligned Capital Partners Inc., a Canadian full-service investment advisory firm. The details of the acquisition are being finalized and is expected to close before September 30, 2020.

Other strategic interests

On June 16, 2020, CI acquired an interest in The Cabana Group, LLC, an Arkansas-based registered investment advisory firm, the parent company of Cabana Asset Management [together “Cabana”].

On May 26, 2020, CI reached an agreement to acquire an interest in Congress Wealth Management LLC [“Congress”], a Massachusetts-based investment advisor firm. The transaction with Congress closed on July 2, 2020.

Q2 Financial Report	10	June 30, 2020

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

June 30, 2020 and 2019 • [in thousands of dollars, except per share amounts]

3.	LONG-TERM DEBT

Long-term debt consists of the following:

				As at	As at
				June 30, 2020	December 31, 2019
				$	$
Credit facility
Banker’s acceptances				—	35,000
				—	35,000

Debenture principal amount	Interest rate	Issued date	Maturity date
$420 million [2019 - $450 million]	2.645%	December 7, 2015	December 7, 2020	419,755	449,509
$200 million	2.775%	November 25, 2016	November 25, 2021	199,632	199,512
$325 million	3.520%	July 20, 2018	July 20, 2023	323,780	323,616
$350 million	3.215%	July 22, 2019	July 22, 2024	348,276	348,101
$450 million	3.759%	May 26, 2020	May 26, 2025	447,633	—
$250 million	3.904%	September 27, 2017	September 27, 2027	248,823	248,756
				1,987,899	1,569,494
Long-term debt				1,987,899	1,604,494
Current portion of long-term debt				419,755	449,509

Credit facility

CI has a $700,000 revolving credit facility with three Canadian chartered banks. Loans are made by the banks under a three-year revolving credit facility, with the outstanding principal balance due upon maturity on December 11, 2021. CI is within its financial covenants with respect to its credit facility, which requires that the funded debt to annualized EBITDA ratio remains below 3:1 and that CI’s assets under management not fall below $85 billion, calculated based on a rolling 30-day average. There can be no assurance that future borrowings or equity financing will be available to CI or available on acceptable terms.

Debentures

During the quarter, CI repurchased $30,000 principal amount of debentures due December 7, 2020 at an average price of 100.645 and recorded a loss of $194, included in other income.

On May 26, 2020, CI completed an offering pursuant to which it issued $450,000 principal amount of debentures due May 26, 2025 at par [the “2025 Debentures”]. Interest on the 2025 Debentures is paid semi-annually in arrears at a rate of 3.759%. The proceeds, net of transaction costs, were used to repay outstanding indebtedness under the credit facility.

On July 22, 2019, CI completed an offering pursuant to which it issued $350,000 principal amount of debentures due July 22, 2024 at par [the “2024 Debentures”]. Interest on the 2024 Debentures is paid semi-annually in arrears at a rate of 3.215%. The proceeds, net of transaction costs, were used to repay outstanding indebtedness under the credit facility.

Q2 Financial Report	11	June 30, 2020

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

June 30, 2020 and 2019 • [in thousands of dollars, except per share amounts]

On February 2, 2017, CI entered into an interest rate swap agreement with a Canadian chartered bank to swap the semi-annual fixed rate payments on the debentures due November 25, 2021 for floating rate payments. As at June 30, 2020, the fair value of the interest rate swap agreement was an unrealized gain of $2,507 and is included in long-term debt in the unaudited interim condensed consolidated statements of financial position.

4.	PROVISION FOR OTHER LIABILITIES AND CONTINGENCIES

CI is a party to a number of claims, proceedings and investigations, including legal, regulatory and tax, in the ordinary course of its business. Due to the inherent uncertainty involved in these matters, it is difficult to predict the final outcome or the amount and timing of any outflow related to such matters. Based on current information and consultations with advisors, CI does not expect the outcome of these matters, individually or in aggregate, to have a material adverse effect on its financial position or on its ability to continue normal business operations.

CI has made provisions based on current information and the probable resolution of such contingent consideration, claims, proceedings and investigations as well as for amounts payable in connection with business acquisitions and severance. The movement in amounts provided for contingent liabilities and related expenses during the six months ended June 30, 2020 and the year ended December 31, 2019, are as follows:

	6 months ended	Year ended
	June 30, 2020	December 31, 2019
	$	$
Provision for other liabilities, beginning of period	33,136	34,768
Additions	23,537	35,214
Amounts used	(11,690)	(36,504)
Amounts reversed	(30)	(342)
Provision for other liabilities, end of period	44,953	33,136
Current portion of provision for other liabilities	6,214	14,643

Provision for other liabilities primarily includes the following:

LITIGATION

CI is a defendant to certain lawsuits of which two are class action lawsuits related to events and transactions that gave rise to a settlement agreement with the Ontario Securities Commission [“OSC”] in 2004. Although CI continues to believe that this settlement fully compensated investors affected by frequent trading activity, a provision has been made based on the probable resolution of these claims and related expenses.

CI maintains insurance policies that may provide coverage against certain claims. Amounts receivable under these policies are not accrued for unless the realization of income is virtually certain. During the three and six months ended June 30, 2020, no insurance proceeds were received related to the settlement of legal claims.

Q2 Financial Report	12	June 30, 2020

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

June 30, 2020 and 2019 • [in thousands of dollars, except per share amounts]

PUT OPTION AND CONTINGENT CONSIDERATION

Included in provision for other liabilities as at June 30, 2020, is a provision for the fair value of the put option granted to minority interest shareholders for the acquisition of GSFM of $7,787, including foreign exchange translation adjustments [December 31, 2019 – $7,573].

RESTRUCTURING

During the three months ended March 31, 2020, CI recorded an additional provision of $8,500 related to severance. During the three months ended June 30, 2019, CI recorded an initial provision of $35,000 related to severance and the write-down of software intangibles that were retired. As at June 30, 2020, a provision of nil remains [December 31, 2019 – $6,485].

As at June 30, 2020, a provision of nil remains for the restructuring, integration and legal costs related to the acquisition of Sentry and BBS [December 31, 2019 – $2,400].

REMEDIATION

In 2015, CI discovered an administrative error and recorded a provision of $10,750, net of recoveries for the cost to remediate. As at June 30, 2020, a net recovery of $3,934 remains [December 31, 2019 – $3,793].

Q2 Financial Report	13	June 30, 2020

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

June 30, 2020 and 2019 • [in thousands of dollars, except per share amounts]

5.	LEASES

The following shows the carrying amounts of CI’s right-of-use assets and lease liabilities and the movements during the six-month period ended June 30, 2020:

	Right-of-use assets
	Property leases	Equipment leases	Total	Lease liabilities
	$	$	$	$
As at January 1, 2020	43,711	1,171	44,882	72,519
Additions & modifications	6,381	158	6,539	7,058
Depreciation expense	(4,262)	(478)	(4,740)	—
Interest expense	—	—	—	1,454
Payments	—	—	—	(7,378)
Translation	(120)	1	(119)	(152)
As at June 30, 2020	45,710	852	46,562	73,501

During the six-month period ended June 30, 2020, CI recognized rent expenses of $87 for short-term leases, expenses of $21 for leases of low-value assets and variable lease payments of $6,410 [six-month period ended June 30, 2019 – expenses of $455, $100 and $6,218, respectively].

Included in other income for the six-month period ended June 30, 2020, is finance income of $47 received from sub-leasing right-of-use assets [six-month period ended June 30, 2019 – $47].

Q2 Financial Report	14	June 30, 2020

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

June 30, 2020 and 2019 • [in thousands of dollars, except per share amounts]

6.	SHARE CAPITAL

A summary of the changes to CI’s share capital for the period is as follows:

[A] AUTHORIZED AND ISSUED

	Number of shares	Stated value
	[in thousands]	$
Authorized
An unlimited number of common shares of CI

Issued
Common shares, balance, December 31, 2018	243,721	2,125,130
Issuance of share capital on vesting of restricted share units	711	12,751
Share repurchases, net of tax	(22,640)	(193,570)
Common shares, balance, December 31, 2019	221,792	1,944,311
Issuance of share capital on vesting of restricted share units	85	1,459
Share repurchases, net of tax	(5,244)	(43,624)
Common shares, balance, March 31, 2020	216,633	1,902,146
Issuance of share capital on vesting of restricted share units	2	35
Share repurchases, net of tax	(2,736)	(23,952)
Common shares, balance, June 30, 2020	213,899	1,878,229

[B] EMPLOYEE INCENTIVE SHARE OPTION PLAN

CI has an employee incentive share option plan [the “Share Option Plan”], as amended and restated, for the executives and key employees of CI.

No options were granted during the three and six months ended June 30, 2020. During the year ended December 31, 2019, CI granted 743 thousand options to employees. The fair value method of accounting is used for the valuation of the 2019 share option grants. Compensation expense is recognized over the applicable vesting periods, assuming an estimated average forfeiture rate of 12.7%, with an offset to contributed surplus. When exercised, amounts originally recorded against contributed surplus as well as any consideration paid by the option holder are credited to share capital.

Q2 Financial Report	15	June 30, 2020

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

June 30, 2020 and 2019 • [in thousands of dollars, except per share amounts]

The fair value of the 2019 option grants was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

Year of grant	2019	2019
# of options granted [in thousands]	213	530
Vesting terms	At end of year 5	1/3 at end of years 3, 4 and 5
Dividend yield	3.792%	3.792%
Expected volatility (*)	17%	17%
Risk-free interest rate	2.238%	2.182% – 2.238%
Expected life [years]	6.8	5.2 – 6.8
Forfeiture rate	0%	13%
Fair value per stock option	$2.48	$2.23 – $2.48
Exercise price	$18.99	$18.99
(*) Based on historical volatility of CI’s share price.

A summary of the changes in the Share Option Plan is as follows:

	Number of options	Weighted average exercise price
	[in thousands]	$
Options outstanding, December 31, 2018	6,958	32.18
Options exercisable, December 31, 2018	5,789	32.97
Options granted	743	18.99
Options cancelled	(2,117)	34.28
Options outstanding, December 31, 2019	5,584	29.63
Options exercisable, December 31, 2019	4,758	31.26
Options cancelled	(2,275)	33.37
Options outstanding, March 31, 2020	3,309	27.06
Options exercisable, March 31, 2020	2,644	29.03
Options cancelled	(443)	31.88
Options outstanding, June 30, 2020	2,866	26.32
Options exercisable, June 30, 2020	2,208	28.43

Options outstanding and exercisable as at June 30, 2020 are as follows:

Exercise price	Number of options outstanding	Weighted average remaining contractual life	Number of options exercisable
$	[in thousands]	[years]	[in thousands]
18.99	641	8.7	—
27.44	375	1.7	375
28.63	1,799	0.6	1,799
28.67	51	2.7	34
18.99 to 28.67	2,866	2.6	2,208

Q2 Financial Report	16	June 30, 2020

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

June 30, 2020 and 2019 • [in thousands of dollars, except per share amounts]

[C] RESTRICTED SHARE UNITS

CI has an employee restricted share unit plan [the “RSU Plan”] for senior executives and other key employees. Compensation expense is recognized and recorded as contributed surplus based upon the market value of the restricted share units [“RSUs”] at the grant date. Forfeitures of RSUs reduce compensation expense to the extent contributed surplus was previously recorded for such awards. On vesting of RSUs, share capital is credited for the amounts initially recorded as contributed surplus to reflect the issuance of share capital.

During the three and six months ended June 30, 2020, CI granted 13 and 368 thousand RSUs, respectively [three and six months ended June 30, 2019 – 12 and 511 thousand RSUs, respectively], including 13 and 18 thousand RSUs granted to reflect dividends declared on the common shares, respectively [three and six months ended June 30, 2019 – 12 and 9 thousand, respectively]. Also during the three and six months ended June 30, 2020, 2 and 87 thousand RSUs were exercised, and 6 and 11 thousand RSUs were forfeited, respectively [three and six months ended June 30, 2019 – 10 and 16 thousand exercised, and 6 and 21 thousand RSUs forfeited, respectively]. During the three and six months ended June 30, 2020, CI credited contributed surplus for $2,738 and $5,408, respectively, related to compensation expense recognized for the RSUs [three and six months ended June 30, 2019 – S3,229 and 6,155, respectively]. As at June 30, 2020, 927 thousand RSUs are outstanding [December 31, 2019 – 657 thousand RSUs].

CI uses a Trust to hold CI’s common shares, to fulfil obligations to employees arising from the RSU Plan. The common shares held by the Trust are not considered to be outstanding for the purposes of basic and diluted earnings per share calculations.

[D] DEFERRED SHARE UNITS

The deferred share unit plan [the “DSU Plan”] was established in March 2017, whereby directors may elect to receive all or a portion of their quarterly compensation in either cash or deferred share units [“DSUs”]. The DSUs fully vest on the grant date and an expense is recorded based upon the market value of the DSUs at the grant date with an offset included in accounts payable and accrued liabilities. At the end of each period, the change in the fair value of the DSUs is recorded as an expense with an offset recorded to the liability. DSUs can only be redeemed for cash once the holder ceases to be a director of CI.

During the three and six months ended June 30, 2020, 2.7 and 5.9 thousand DSUs were granted, respectively, and nil DSUs were exercised [three and six months ended June 30, 2019 – 1.9 and 2.1 thousand DSUs granted, and nil exercised, respectively]. An expense of $127 and $7 was recorded during the three and six months ended June 30, 2020, respectively [three and six months ended June 30, 2019 – $89 and $107, respectively]. As at June 30, 2020, included in accounts payable and accrued liabilities, is an accrual of $470 for amounts to be paid under the DSU Plan [December 31, 2019 – $464].

Q2 Financial Report	17	June 30, 2020

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

June 30, 2020 and 2019 • [in thousands of dollars, except per share amounts]

[E] BASIC AND DILUTED EARNINGS PER SHARE

The following table presents the calculation of basic and diluted earnings per common share for the three and six months ended June 30:

	3 months ended	6 months ended	3 months ended	6 months ended
[in thousands]	June 30, 2020	June 30, 2020	June 30, 2019	June 30, 2019
Numerator:
Net income attributable to shareholders of the Company basic and diluted	$120,163	$240,378	$111,852	$251,887

Denominator:
Weighted average number of common shares - basic	216,203	217,877	238,255	240,091
Weighted average effect of dilutive stock options and RSU awards (*)	1,456	1,456	889	776
Weighted average number of common shares - diluted	217,659	219,333	239,144	240,867

Net earnings per common share attributable to shareholders
Basic	$0.56	$1.10	$0.47	$1.05
Diluted	$0.55	$1.10	$0.47	$1.05

(*)  The determination of the weighted average number of common shares - diluted excludes 2,866 thousand shares related to stock options that were anti-dilutive for the three and six months ended June 30, 2020 [three and six months ended June 30, 2019 - 5,710 thousand shares].

[F] MAXIMUM SHARE DILUTION

The following table presents the maximum number of shares that would be outstanding if all the outstanding options were exercised and if all RSU awards vested as at July 31, 2020:

[in thousands]
Shares outstanding at July 31, 2020	211,666
Options to purchase shares	2,853
RSU awards	936
215,455

Q2 Financial Report	18	June 30, 2020

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

June 30, 2020 and 2019 • [in thousands of dollars, except per share amounts]

7.	DIVIDENDS

The following dividends were paid by CI during the three and six months ended June 30, 2020:

		Cash dividend per share	Total dividend amount
Record date	Payment date	$	$
December 31, 2019	January 15, 2020	0.18	39,971
Paid during the three months ended March 31, 2020			39,971
March 31, 2020	April 15, 2020	0.18	38,995
Paid during the three months ended June 30, 2020			38,995
Paid during the six months ended June 30, 2020			78,966

The following dividends were declared but not paid during the three months ended June 30, 2020:

		Cash dividend per share	Total dividend amount
Record date	Payment date	$	$
June 30, 2020	July 15, 2020	0.18	38,502
September 30, 2020	October 15, 2020	0.18	38,502
Declared and accrued as at June 30, 2020			77,004

The following dividends were paid by CI during the three and six months ended June 30, 2019:

		Cash dividend per share	Total dividend amount
Record date	Payment date	$	$
December 31, 2018	January 15, 2019	0.18	43,899
Paid during the three months ended March 31, 2019			43,899
March 31, 2019	April 15, 2019	0.1800	43,285
Paid during the three months ended June 30, 2019			43,285
Paid during the six months ended June 30, 2019			87,184

The following dividends were declared but not paid during the three months ended June 30, 2019:

		Cash dividend per share	Total dividend amount
Record date	Payment date	$	$
June 30, 2019	July 15, 2019	0.18	42,424
September 30, 2019	October 15, 2019	0.18	42,424
December 31, 2019	January 15, 2020	0.18	42,425
Declared and accrued as at June 30, 2019			127,273

Q2 Financial Report	19	June 30, 2020

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

June 30, 2020 and 2019 • [in thousands of dollars, except per share amounts]

8.	FINANCIAL INSTRUMENTS

The carrying amounts of the financial instruments are presented in the tables below and are classified according to the following categories:

	As at	As at
	June 30, 2020	December 31, 2019
	$	$
Financial assets
Fair value through profit or loss
Cash and cash equivalents	530,297	118,360
Investments	118,502	138,412
Other assets	14,007	14,507
Amortized cost
Client and trust funds on deposit	468,670	364,964
Accounts receivable	151,784	159,760
Other assets	30,730	28,863
Total financial assets	1,313,990	824,866

Financial liabilities
Fair value through profit or loss
Provisions for other liabilities	29,428	8,650
Amortized cost
Accounts payable and accrued liabilities	238,037	242,176
Provisions for other liabilities	15,525	24,486
Dividends payable	77,004	79,845
Client and trust funds payable	480,624	368,348
Long-term debt	1,987,899	1,604,494
Total financial liabilities	2,828,517	2,327,999

CI’s investments as at June 30, 2020 and December 31, 2019, include CI’s marketable securities which are comprised of seed capital investments in CI’s mutual funds and strategic investments. Mutual fund securities are valued using the net asset value per unit of each fund, which represents the underlying net assets at fair values determined using closing market prices. CI’s mutual fund securities that are valued daily are classified as Level 1 in the fair value hierarchy. Mutual fund securities and strategic investments that are valued less frequently are classified as Level 2 in the fair value hierarchy. CI’s investments as at June 30, 2020, also include securities owned, at market, consisting of money market, equity securities and bonds. Money market and equity securities are valued based on quoted prices and are classified as Level 1 in the fair value hierarchy. Bonds are valued using a market comparison technique to fair value these instruments using observable broker quotes and are classified as Level 2 in the fair value hierarchy. There have been no transfers between Level 1 and Level 2 during the period.

Q2 Financial Report	20	June 30, 2020

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

June 30, 2020 and 2019 • [in thousands of dollars, except per share amounts]

Investments consist of the following as at June 30, 2020:

	Total	Level 1	Level 2	Level 3
	$	$	$	$
Marketable securities	103,256	31,904	67,696	3,656
Securities owned, at market	15,246	15,246	—	—
Total investments	118,502	47,150	67,696	3,656

Investments consist of the following as at December 31, 2019:

	Total	Level 1	Level 2	Level 3
	$	$	$	$
Marketable securities	118,243	40,587	74,003	3,653
Securities owned, at market	20,169	20,169	—	—
Total investments	138,412	60,756	74,003	3,653

Included in other assets are long-term private equity strategic investments of $14,007 [December 31, 2019 – $14,507] valued using Level 3 inputs.

Included in provision for other liabilities, as at June 30, 2020, is put option payable on non-controlling interest of $7,787 [December 31, 2019 – $7,573] carried at fair value and classified as Level 3 in the fair value hierarchy. Long-term debt as at June 30, 2020, includes debentures with a fair value of $2,030,390 [December 31, 2019 – $1,586,136], as determined by quoted market prices that have been classified as Level 2 in the fair value hierarchy.

9.	CAPITAL MANAGEMENT

CI’s objectives in managing capital are to maintain a capital structure that allows CI to meet its growth strategies and build long-term shareholder value, while satisfying its financial obligations and meeting its long-term debt covenants. CI’s capital comprise shareholders’ equity and long-term debt (including the current portion of long-term debt).

CI and its subsidiaries are subject to minimum regulatory capital requirements whereby sufficient cash and other liquid assets must be on hand to maintain capital requirements rather than using them in connection with its business. As at June 30, 2020, cash and cash equivalents of $18,170 [2019 – $12,810] were required to be on hand for regulatory capital maintenance. Failure to maintain required regulatory capital by CI may result in fines, suspension or revocation of registration by the relevant securities regulator. CI from time to time provides loans to its subsidiaries for operating purposes and may choose to subordinate these loans in favour of general creditors. The repayment of subordinated loans is subject to regulatory approval. As at June 30, 2020 and December 31, 2019, CI met its capital requirements.

Q2 Financial Report	21	June 30, 2020

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

June 30, 2020 and 2019 • [in thousands of dollars, except per share amounts]

CI’s capital consists of the following:

	As at	As at
	June 30, 2020	December 31, 2019
	$	$
Shareholders’ equity	1,511,040	1,493,988
Long-term debt	1,987,899	1,604,494
Total capital	3,498,939	3,098,482

Q2 Financial Report	22	June 30, 2020

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

June 30, 2020 and 2019 • [in thousands of dollars, except per share amounts]

10.	SEGMENTED INFORMATION

CI has two reportable segments: asset management and wealth management (formerly asset management and asset administration). These segments reflect CI’s current internal financial reporting, performance measurement and strategic priorities. Prior periods have been restated for comparative purposes.

The asset management segment includes the operating results and financial position of CI Investments, GSFM, Marret, and CI ETF, which derive their revenues principally from the fees earned on the management of several families of mutual funds, segregated funds and exchange-traded funds. The operating results of CI Private Counsel LP are now included in the wealth management segment.

The wealth management segment includes the operating results and financial position of CI Private Counsel LP, Surevest, One Capital, Cabana, WealthBar, BBS and AWM and its subsidiaries, including Assante Capital Management Ltd. and Assante Financial Management Ltd. These companies derive their revenues principally from commissions and fees earned on the sale of mutual funds and other financial products, and ongoing service to clients.

Segmented information as at and for the three-month period ended June 30, 2020 is as follows:

	Asset management	Wealth management	Intersegment eliminations	Total
	$	$	$	$
Management fees	390,080	—	(3,204)	386,876
Administration fees	—	113,875	(38,024)	75,851
Other revenue	2,327	10,389	—	12,716
Total revenue	392,407	124,264	(41,228)	475,443

Selling, general and administrative	79,455	32,702	(3,204)	108,953
Trailer fees	127,731	—	(6,729)	121,002
Investment dealer fees	—	84,819	(31,209)	53,610
Deferred sales commissions	1,529	—	(86)	1,443
Amortization and depreciation	6,174	3,865	—	10,039
Other expenses	3,225	570	—	3,795
Total expenses	218,114	121,956	(41,228)	298,842

Income before income taxes and non-segmented items	174,293	2,308	—	176,601
Interest and lease finance				(15,764)
Provision for income taxes				(41,073)
Net income for the period				119,764

Q2 Financial Report	23	June 30, 2020

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

June 30, 2020 and 2019 • [in thousands of dollars, except per share amounts]

Segmented information for the three-month period ended June 30, 2019 is as follows:

	Asset management	Wealth management	Intersegment eliminations	Total
	$	$	$	$
Management fees	454,288	—	(3,312)	450,976
Administration fees	—	112,741	(41,064)	71,677
Other revenue	(1,707)	9,913	—	8,206
Total revenue	452,581	122,654	(44,376)	530,859

Selling, general and administrative	95,120	33,027	(3,312)	124,835
Trailer fees	147,512	—	(7,100)	140,412
Investment dealer fees	—	84,449	(33,808)	50,641
Deferred sales commissions	3,290	—	(156)	3,134
Amortization and depreciation	5,540	2,788	—	8,328
Other expenses	34,346	3,077	—	37,423
Total expenses	285,808	123,341	(44,376)	364,773

Income before income taxes and non-segmented items	166,773	(687)	—	166,086
Interest				(13,691)
Provision for income taxes				(40,881)
Net income for the period				111,514

Q2 Financial Report	24	June 30, 2020

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

June 30, 2020 and 2019 • [in thousands of dollars, except per share amounts]

Segmented information as at and for the six-month period ended June 30, 2020 is as follows:

	Asset management	Wealth management	Intersegment eliminations	Total
	$	$	$	$
Management fees	816,376	—	(6,921)	809,455
Administration fees	—	233,935	(81,883)	152,052
Other revenue	(7,470)	20,698	—	13,228
Total revenue	808,906	254,633	(88,804)	974,735

Selling, general and administrative	164,327	66,541	(6,921)	223,947
Trailer fees	265,956	—	(13,900)	252,056
Investment dealer fees	—	173,758	(67,694)	106,064
Deferred sales commissions	4,977	—	(289)	4,688
Amortization and depreciation	12,025	6,608	—	18,633
Other expenses	12,448	2,331	—	14,779
Total expenses	459,733	249,238	(88,804)	620,167

Income before income taxes and non-segmented items	349,173	5,395	—	354,568
Interest and lease finance				(30,376)
Provision for income taxes				(84,534)
Net income for the period				239,658

Identifiable assets	851,717	769,143	—	1,620,860
Indefinite life intangibles
Goodwill	1,310,536	235,851	—	1,546,387
Fund contracts	1,781,710	—	—	1,781,710
Total assets	3,943,963	1,004,994	—	4,948,957

Q2 Financial Report	25	June 30, 2020

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

June 30, 2020 and 2019 • [in thousands of dollars, except per share amounts]

Segmented information for the six-month period ended June 30, 2019 is as follows:

	Asset management	Wealth management	Intersegment eliminations	Total
	$	$	$	$
Management fees	899,700	—	(6,297)	893,403
Administration fees	—	222,047	(80,905)	141,142
Other revenue	5,030	18,052	—	23,082
Total revenue	904,730	240,099	(87,202)	1,057,627

Selling, general and administrative	191,759	65,433	(6,297)	250,895
Trailer fees	291,256	—	(13,936)	277,320
Investment dealer fees	—	165,743	(66,567)	99,176
Deferred sales commissions	8,141	—	(402)	7,739
Amortization and depreciation	10,923	5,564	—	16,487
Other expenses	35,826	3,230	—	39,056
Total expenses	537,905	239,970	(87,202)	690,673

Income before income taxes and non-segmented items	366,825	129	—	366,954
Interest				(27,406)
Provision for income taxes				(88,074)
Net income for the period				251,474

As at December 31, 2019
Identifiable assets	463,377	593,199	—	1,056,576
Indefinite life intangibles
Goodwill	1,309,008	222,265	—	1,531,273
Fund contracts	1,779,957	—	—	1,779,957
Total assets	3,552,342	815,464	—	4,367,806

11.	SELLING, GENERAL AND ADMINISTRATIVE

Included in selling, general and administrative expenses [“SG&A”] are salaries and benefits of $60,823 and $122,886 for the three and six months ended June 30, 2020, respectively [three and six months ended June 30, 2019 – $67,858 and $138,499, respectively]. Other SG&A of $48,130 and $101,061 for the three and six months ended June 30, 2020, respectively, primarily includes marketing and information technology expenses as well as professional and regulatory fees [three and six months ended June 30, 2019 – $56,977 and $112,396, respectively].

Q2 Financial Report	26	June 30, 2020

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

June 30, 2020 and 2019 • [in thousands of dollars, except per share amounts]

12. AMORTIZATION AND DEPRECIATION

The following table provides details of amortization and depreciation:

	3 months ended	6 months ended	3 months ended	6 months ended
	June 30, 2020	June 30, 2020	June 30, 2019	June 30, 2019
	$	$	$	$
Depreciation of capital assets	3,039	6,005	2,900	5,666
Depreciation of right-of-use assets	2,388	4,741	2,203	4,380
Amortization of intangibles	4,191	7,079	2,935	5,862
Amortization of debenture transaction costs	421	808	290	579
Total amortization and depreciation	10,039	18,633	8,328	16,487

13. UPDATE ON COVID-19

COVID-19, which has been recognized by the World Health Organization as a pandemic, has spread rapidly and extensively across the globe. Efforts by governments to control the further spread of COVID-19 have disrupted normal economic activity both domestically and globally. Uncertainty related to the extent, duration and severity of the pandemic has contributed to significant volatility in the financial markets, resulting in a decline in certain equity and commodity prices and lower interest rates and a corresponding decline in CI’s assets under management. In addition, CI may face declines in its assets under management as a result of client redemptions related to a variety of COVID-19 related factors including general market pessimism, poor fund performance, or clients’ needs for immediate cash.

CI is monitoring the impact of the pandemic and managing expenses accordingly. CI believes it is well positioned to meet its financial obligations and to support planned business operations throughout this pandemic. The extent to which CI’s business, financial condition and results of operations will be impacted by the COVID-19 pandemic, is uncertain and will depend on future developments, which are unpredictable and rapidly evolving. Accordingly, there is a higher level of uncertainty with respect to management’s judgments and estimates.

14.	ACCOUNTING STANDARD AMENDMENT

IFRS 3 Business Combinations

Effective January 1, 2020, CI adopted prospectively, the amendment to IFRS 3, Business Combinations, which clarifies that to be considered a business, an integrated set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output. Furthermore, it clarifies that a business can exist without including all of the inputs and processes needed to create outputs. These amendments had no impact on the interim condensed consolidated financial statements of CI, but may impact future periods should CI enter into additional business combinations.

Q2 Financial Report	27	June 30, 2020

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

June 30, 2020 and 2019 • [in thousands of dollars, except per share amounts]

15.	COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the interim condensed consolidated financial statement presentation in the current year.

This Report contains forward-looking statements with respect to CI, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause results to differ materially include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

Q2 Financial Report	28	June 30, 2020